EXHIBIT 99.1

Tekmira and Bristol-Myers Squibb Expand Collaboration to Include Broader Applications of LNP Technology

Successful Partnership Involves the Sharing of Data and Ongoing Target Validation Work

VANCOUVER, British Columbia, May 17, 2011 (GLOBE NEWSWIRE) -- Tekmira Pharmaceuticals Corporation (Nasdaq:TKMR) (TSX:TKM), a leading developer of RNA interference (RNAi) therapeutics, announced today that it has expanded its current multi-year collaboration with global biopharmaceutical company Bristol-Myers Squibb Company (NYSE:BMY) to include evaluation of newly developed Tekmira proprietary lipid nanoparticle (LNP) formulations designed for delivery to tumors and other tissues outside the liver. In addition, the two companies are expanding ongoing target validation work.

"We have been successfully collaborating with Bristol-Myers Squibb for several years. Last year, we signed a multi-year target validation agreement under which Tekmira provides Bristol-Myers Squibb with LNP formulations designed to validate the function of certain genes. We are now expanding that work to include further evaluation of Tekmira's proprietary LNP technology to identify formulations capable of targeting tumors and certain tissues outside of the liver. The new work also includes additional cellular targets that were beyond the scope of the original agreement. Bristol-Myers Squibb will continue to share the data from this research with Tekmira," said Dr. Mark J. Murray, Tekmira's President and CEO.

"Our ongoing collaborative work with Bristol-Myers Squibb complements our internal product development initiatives as we advance our own RNAi therapeutics to treat cancer and other serious human diseases," added Dr. Murray.

Under the original target validation agreement, Bristol-Myers Squibb is using small interfering RNA (siRNA) molecules formulated by Tekmira in LNPs to silence target genes of interest. Bristol-Myers Squibb is conducting the preclinical work to validate the function of certain genes and is sharing the data with Tekmira. Bristol-Myers Squibb will have a first right to negotiate a licensing agreement on certain RNAi products developed by Tekmira that evolve from proprietary gene targets validated by Bristol-Myers Squibb. Tekmira received US$3.0 million under the agreement signed last year.

About RNAi and Tekmira's LNP Technology

RNAi therapeutics have the potential to treat a broad number of human diseases by "silencing" disease causing genes. The discoverers of RNAi, a gene silencing mechanism used by all cells, were awarded the 2006 Nobel Prize for Physiology or Medicine. RNAi therapeutics, such as "siRNAs," require delivery technology to be effective systemically. LNP technology is one of the most widely used siRNA delivery approaches for systemic administration. Tekmira's LNP technology (formerly referred to as stable nucleic acid-lipid particles or SNALP) encapsulates siRNAs with high efficiency in uniform lipid nanoparticles which are effective in delivering RNAi therapeutics to disease sites in numerous preclinical models. Tekmira's LNP formulations are manufactured by a proprietary method which is robust, scalable and highly reproducible and LNP-based products have been reviewed by multiple FDA divisions for use in clinical trials. LNP formulations comprise several lipid components that can be adjusted to suit the specific application.

About Tekmira

Tekmira Pharmaceuticals Corporation is a biopharmaceutical company focused on advancing novel RNAi therapeutics and providing its leading lipid nanoparticle delivery technology to pharmaceutical partners. Tekmira has been working in the field of nucleic acid delivery for over a decade and has broad intellectual property covering LNPs. Further information about Tekmira can be found at www.tekmirapharm.com. Tekmira is based in Vancouver, B.C.

The Tekmira Pharmaceuticals logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=8319

Forward-looking Statements and Information

This press release contains "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws (collectively, "forward-looking statements"). Forward-looking statements are generally identifiable by use of the words "believes," "may," "plans," "will," "anticipates," "intends," "budgets," "could," "estimates," "expects," "forecasts," "projects," and similar expressions, and the negative of such expressions. Forward-looking statements in this news release include statements about Tekmira's strategy, future operations, clinical trials, prospects and the plans of management; RNAi (ribonucleic acid interference) product development programs, expectations regarding the expansion of Tekmira's product pipeline; and the use of lipid nanoparticle technology by Tekmira's collaborators, including Bristol-Myers Squibb for target validation purposes.

With respect to the forward-looking statements contained in this news release, Tekmira has made numerous assumptions regarding, among other things: LNP's status as a leading RNAi delivery technology; Tekmira's research and development capabilities and resources; the timing and quantum of payments to be received under contracts with Tekmira's collaborative partners; and the sufficiency of budgeted capital expenditures in carrying out planned activities. While Tekmira considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies.

Additionally, there are known and unknown risk factors which could cause Tekmira's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained herein. Known risk factors include, among others: the possibility that other organizations have made advancements in RNAi delivery technology that Tekmira is not aware of; the possibility that Tekmira may not advance any further product candidates or expand its product pipeline; Tekmira's collaborative partners conducting research will not result in expected results on a timely basis, or at all; anticipated payments under contracts with Tekmira's collaborative partners, including Bristol-Myers Squibb, will not be received by Tekmira on a timely basis, or at all, or in the quantum expected by Tekmira; and Tekmira has not sufficiently budgeted for capital expenditures necessary to carry out planned activities.

A more complete discussion of the risks and uncertainties facing Tekmira appears in Tekmira's Annual Information Form dated March 30, 2011 and available at www.sedar.com. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Tekmira disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

CONTACT: Investors
         Jodi Regts
         Director, Investor Relations
         Phone: 604-419-3234
         Email: jregts@tekmirapharm.com

         Media
         David Ryan
         Longview Communications Inc.
         Phone: 416-669-7906
         Email: dryan@longviewcomms.ca